Exhibit 99.21

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Elemental Altus Royalties Corp. (the “Company” or “Elemental Altus”)

1020 - 800 West Pender

Vancouver, BC V6C 2V6

Item 2	Date of Material Change

July 4, 2024

Item 3	News Release

A news release in connection with the material change was issued on July 4, 2024, through Newsfile Corp. and filed under the Company’s profile on SEDAR+ at www.sedarplus.ca.

Item 4	Summary of Material Change

On July 4, 2024, the Company announced that it had acquired, for no consideration, and cancelled an aggregate of 814,321 common shares in the capital of the Company surrendered by certain former and current management personnel relating to the prior exercise of performance stock units (“PSUs”) of the Company, effective as of July 4, 2024.

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company announced it had acquired, for no consideration, and cancelled an aggregate of 814,321 common shares in the capital of the Company (the “Surrendered Shares”) surrendered by certain former and current management personnel relating to the prior exercise of PSUs (the “Holders”) effective as of July 4, 2024. The Surrendered Shares are being cancelled pursuant to agreements of voluntary surrender, each signed between the Company an the former Holders dated July 3, 2024.

Following the cancellation of the Surrendered Shares and as of the date of this announcement, the Company has 195,176,071 issued and outstanding common shares in the capital of the Company (the “Shares”). The Surrendered Shares represent 0.42% of the Company’s issued Share capital immediately prior to the cancellation of the Surrendered Shares.

5.2	Disclosure for Restructuring Transactions

Not Applicable

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

Not Applicable

Item 7	Omitted Information

Not Applicable

Item 8	Executive Officer

Frederick Bell

Chief Executive Officer

+44 (0) 7554 872 794

Item 9	Date of Report

July 4, 2024